Exhibit 99.1

TAT Technologies
Corporate Presentation
November 2015

Forward Looking Statements
This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities
Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,”
“estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.
Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.
Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

Investment Highlights
TAT is a leading provider of heat
management solutions, related accessories and
services for the aerospace and defense industries.
Target markets
✓Design and Manufacturing (OEM)
   Heat management solutions: components and systems
✓Maintenance, repair and overhaul (MRO)
   Heat management solutions, APU, landing gears, jet engines blades

Founded in 1969
Acquired Limco in 1993
Acquired Piedmont in 2005
Acquired Chromalloy Israel in 2015
> 100 customers
(Boeing, Lockheed Martin,
Airbus, Embraer …)
Revenue:
YTD Sep 30 2014: $ 59.3M
YTD Sep 30 2015: $ 63.9M
EBITDA:
YTD Sep 30 2014: $ 3.2M
YTD Sep 30 2015: $ 4.6M
More than 600 employees
in 4 locations:
Gadera and Kiryat Gat, Israel
Tulsa, Oklahoma, USA
Kernersville, North Carolina, USA
NASDAQ and
Tel Aviv stock
exchange traded
(Ticker: TATT)
54% held by Fimi
Opportunity Funds
TAT Group - Key Facts

TAT Group -Senior Management
▪ In position since August 2013
▪ Chairman of the Board of Tadir-
 Gan Precision Products, Raval
 ACS, Bagir Group, and Ginegar
 Plastic Industries
Samuel Vlodinger
Chairman of the Board
▪ In position since January 2012
▪ Prior experience:
▪ CEO-Piedmont;
▪ CMO-Limco-Piedmont Inc.
▪ VP Marketing & BD - Kamor Aviation
▪ Director of sales - Israel Aerospace
 Industries
Itsik Maaravi
CEO
▪ In position since July 2015
▪ Prior experience:
▪ CFO- Altair-Semiconductors
▪ CFO - Provigent - acquired by
 Broadcom (NASDAQ: BRCM)
▪ Senior auditor - PwC
Guy Nathanzon
CFO

Aviation Industry - Market Trends

1.
Target Markets
Design and manufacturing
of heat management
components
✓Heat exchangers
✓Cold plates
✓Oil Coolers
✓Fuel submerged HX

Target Markets
9
Design and manufacturing of heat
management systems
✓From components to system level
✓PECS: power electronics cooling
systems
✓Air Conditioning Systems
2.

3.
Target Markets
Design and manufacturing of fuel
flow accessories
✓Fuel valves
✓Solenoid valves
✓Fuel control valves
✓Fuel pumps

4.
Target Markets
Maintenance, repair and overhaul (MRO)
✓Heat Exchangers
✓APU
✓Landing gears
✓Jet engines blades

Commercial Platforms
Airbus
Bombardier CRJ
 ATR
Pilatus
PC-12
Boeing
737, 747, 767, 777
Sukhoi
Super Jet
Cessna
CJ-3, CJ-4, Citation-X, Caravan
Embraer
ERJ145, ERJ170, ERJ190

Defense Platforms
Boeing
F-15
Boeing
v22
Boeing
F-18
Boeing
CH-47
Boeing
AH-64
Iron Dome
Sikorsky
UH-60
Sikorsky
CH-53
Lockheed Martin
F-16

Hydraulic Systems
• Fuel Submerged Oil Cooler
• Air Cooled Oil Cooler
Component Locations
Power
Electronics
• Cold Plates
  (Weather Radars +
  Avionics+
   Entertainment)
• Heat Exchangers
(Same)
APU
• Oil Cooler
Engine
• Oil Cooler
Galley
• Auxiliary HX
• Chillers
Air Systems
• Pre-cooler (Bleed Air System)
• Emergency HX (Bleed Air System/ECS)
• Condenser (ECS)
• Reheater (ECS)
• Dual Heat Exchanger (ECS)
• Humidifier (Humidification System)
• Ozone Converter (ECS)
• Water Extractor (ECS)

Component Locations
Hydraulic Systems
• Oil Cooler
Engine
• Oil Cooler
Main Gearbox
• Oil Cooler

Service centers
Air Forces
Customer Base
Air Lines
OEM

Strength / Differentiators
Over 40 years of
experience - proven
competence in demanding
aerospace world
Technology
Unique manufacturing
capabilities - 4 facilities
world wide, including dip
brazing and vacuum brazing,
EBW
Manufacturing
Expertise
FAA, EASA, AS9100,
Honeywell authorized
repair center for APUs
Customers
Relationships and
Certifications

Capabilities and Expertise

Certifications
✓AS 9100
✓ISO 9001
✓Preferred Supplier for: Boeing,
   Lockheed Martin
✓Aviation Authorities Certifications:
  FAA, EASA, DGAC, Thai, CAAV,
  NADCAP
Authorized Repair Station -

✓Honeywell

Growth Drivers
✓ Going upstream in the chain (from components to systems)
✓ Enter into new platforms - aviation and ground

✓ Maintenance, repair and overhaul (MRO) of new parts
✓ Organic growth and acquisitions

✓ Expand to new territories: Eastern Europe, Asia, UK etc

Revenue Trend

$ Millions	2012	2013	2014	YTD Sep 30, 2015
Revenue	77.9	79.6	80.7	63.9
Gross Profit	18.5	17.8	16.2	11.4
Gross Margin	23.7%	22.4%	20.1%	17.8%
Operating Income (loss)	5.4	5.3	3.8	2.7
Operating Margin	6.9%	6.7%	4.7%	4.2%
Net Income (loss)	-1.7	2.8	1.4	2.8
EBITDA	7.3	7.2	5.9	4.6
EBITDA %	9.4%	9.0%	7.3%	7.1%
Financial Results - Annual

Financial Results - Quarterly
$ Millions	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Revenue	18.4	20.6	20.3	21.4	20.5	21.5	21.9
Gross Profit	3.4	3.9	3.7	5.2	3.8	4.2	3.4
Gross Margin	18.5%	18.9%	18.2%	24.3%	18.5%	19.5%	15.5%
Operating Income (loss)	0.4	0.7	0.6	2.2	1.1	1.1	0.5
Operating Margin	1.9%	3.2%	3.2%	10.1%	5.3%	5.4%	2.3%
Net Income (loss)	0.4	0.3	-0.4	1.1	2.0	0.7	0.2
EBITDA	0.9	1.2	1.2	2.7	1.6	1.8	1.1
EBITDA %	4.6%	5.7%	5.8%	12.6%	8.0%	8.4%	5.0%

Strong Balance Sheet
$ Millions	2013	2014	Q3’15
Cash And Deposits	29.9	28.0	28.9
Working Capital	73.8	71.8	76.9
Total Assets	108.9	101.5	105.0
Debt	0.9	0.0	0.0
Equity	85.6	85.5	88.4